SEC Mail Processing Section
RECEIVED
FEB 2 9 2012
Wash., D.C.
310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILICON VALLEY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 EL CAMINO REAL, SUITE 1289
(No. and Street)

SAN MATEO CA 94402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381 ATHENS, GA 30606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12014008

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON VALLEY PARTNERS LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County: San Mateo

Subscribed and sworn to (or affirmed) before me on this 23rd day of February 2012 by Blake Warner proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public Signature Seal

[signature]

Notary Public

[signature]

Signature

Managing Partner

Title

See attached acknowledgment

SHRUTI BHALLA
COMM. 1939200
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 18, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company, P.C.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Silicon Valley Partners LLC

We have audited the statement of financial condition of Silicon Valley Partners LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Partners LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 18, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash	$	36,765
Accounts receivable		15,620
Prepaid expense		6,989
Total current assets		59,374
FURNITURE AND EQUIPMENT, at cost		38,496
Less accumulated depreciation		(14,844)
Furniture and equipment - net		23,652
OTHER ASSETS - deposits		3,175
TOTAL ASSETS	$	86,201

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	4,227
LONG-TERM LIABILITY - deferred rent		2,833
TOTAL LIABILITIES		7,060
MEMBER'S EQUITY		79,141
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	86,201

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Advisory fees	$	248,500
Reimbursed expenses		3,247
Total revenues		251,747
OPERATING EXPENSES:		
Compensation and benefits		209,966
Legal and professional fees		76,601
Communications and technology services		45,467
Rent		33,972
Brokerage fees		20,000
Travel		19,397
Office		14,029
Depreciation		12,364
Meals and entertainment		11,825
Regulatory fees		4,549
Taxes and licenses		2,682
Marketing		1,705
Dues and subscriptions		1,332
Insurance		1,213
Total expenses		455,102
NET LOSS BEFORE OTHER INCOME		(203,355)
OTHER INCOME - interest		137
NET LOSS	$	(203,218)

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY, JANUARY 1	$	287,359
Net loss		(203,218)
Member contributions		20,000
Member distributions		(25,000)
MEMBER'S EQUITY, DECEMBER 31	$	79,141

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net loss	$	(203,218)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		12,364
(Increase) decrease in:		
Accounts receivable		126,130
Prepaid expense		(6,989)
Deposits		(481)
Increase in:		
Accounts payable and accrued expenses		2
Due to entity under common control		2,833
Net cash used by operating activities		(69,359)
INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(4,532)
Net cash used by investing activities		(4,532)
FINANCING ACTIVITIES:		
Member contributions		20,000
Member distributions		(25,000)
Net cash used by financing activities		(5,000)
NET DECREASE IN CASH		(78,891)
CASH AT BEGINNING OF YEAR		115,656
CASH AT END OF YEAR	$	36,765

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC. (the "Parent" and sole member).

The Company provides advisory services for mergers and acquisitions and capital raising transactions.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of two to five years.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2011.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **CONCENTRATIONS**

For the year ended December 31, 2011, $150,000, approximately 60% of revenue was earned from a single customer. Such amount is included in advisory fees on the accompanying Statement of Operations.

3. **RELATED PARTY TRANSACTIONS**

During the year ended December 2011, the Company received capital contributions of $20,000 from and paid distributions of $25,000 to the Member. Such amounts are reflected on the accompanying Statement of Changes in Member's Equity.

4. **COMMITMENTS AND CONTINGENCIES**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2011 are as listed below:

Year Ending December 31:		
2012	$	33,993
2013		35,013
2014		26,846
Thereafter		-
	$	95,852

Rent expense for the year ended December 31, 2011 was $33,972 and is shown on the accompanying Statement of Operations.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2011, except as disclosed above.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $29,705, which was $24,705 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 23.77%.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	79,141
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable		(15,620)
Prepaid expense		(6,989)
Furniture and equipment - net		(23,652)
Deposits		(3,175)
NET CAPITAL	$	29,705
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		4,227
Deferred rent		2,833
Total aggregate indebtedness	$	7,060
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital	$	24,705
Excess net capital at 1,000 percent	$	23,705
Percentage of aggregate indebtedness to net capital		23.77%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2011.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Silicon Valley Partners LLC

In planning and performing our audit of the financial statements and supplementary schedule of Silicon Valley Partners LLC (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Atlanta, Georgia
February 18, 2012

Certificate of Acknowledgement

State of California)

County of San Mateo)

On February 23rd 2012 before me, Shruti Bhalla, Notary Public,

Date

personally appeared Blake Warner, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity (ies), and that by his/her/their signature(s) on the instrument the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

I certify under the PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS MY HAND AND OFFICIAL SEAL.

Signature [signature]

Seal:

SHRUTI BHALLA
COMM. 1939200
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 18, 2015
UPS5

This Certificate is attached to the following document: 02/23/2012
Financial Statements for the year ended December 31 2011 and Independent Auditors report